

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

> **Re:** **Blue Earth, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed May 1, 2014**
> **File No. 000-54669**

Dear Dr. Thomas:

We have reviewed your response dated May 1, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 17 – Acquisition of Subsidiaries, page F-24

1. We note your response to prior comment 7 regarding the escrow shares under the IPS agreement. While your response states the company's belief that the shares are not contingent since they will be earned based upon the completion of the seven projects or through projects with other customers of similar size, we note that the shares do appear to be contingent since they cannot be earned unless specified future events or conditions are met. Please refer to the definition of contingent consideration in the FASB Master Glossary. Please further explain to us if the shares will be earned regardless of the completion of the projects.

2. Further, your response states that the shares are held in escrow to provide an incentive to the management of IPS to expedite the completion of the 7 projects or replace them with other projects to complete the vesting. Since the shares are provided as an incentive to management to perform it appears that the shares may be share-based employee compensation. As such, please provide us with a detailed analysis of your consideration of FASB ASC 805, including 805-10-55-24 through 55-25 in determining whether the escrow shares are contingent consideration or employee compensation. In your response, please show us your consideration of each of the factors listed in FASB ASC 805-10-55-25.

3. Depending on the nature of the shares as discussed above, you should explain to us how you are accounting for and valuing them and ensure that appropriate accounting and disclosures are included in the financial statements.

4. Please amend to briefly disclose the valuation method used to value the acquired assets.

5. In response to prior comment 8 you told us that you issued warrants in the acquisition of IPS that are not currently vested but will vest upon the completed projects reaching certain bench marks in excess of the minimums used to determine the shares issued to reward the sellers if they achieve superior economic performance levels. You also told us that you will record an expense for the value of the warrants when and if they are actually vested. Please either disclose the significant terms of these warrants in the notes to the financial statements, or tell us where this information is already provided. Tell us in more detail how you are accounting for the warrants (for example, as employee compensation or contingent consideration) and include your analysis in determining the appropriate accounting under U.S. GAAP.

Exhibit 32. Section 906 Certification

6. We note your 906 certifications refer to both Amendment 1 and Amendment 2 of the Form 10-K. Please revise as appropriate and file new, currently dated certifications with your next amendment.

You may contact Julie Sherman, Senior Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant